As filed with the Securities and Exchange Commission on May 13, 2020

Securities Act Registration No. 333-228963

Investment Company Registration No. 811-23408

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No.

Post-Effective Amendment No. 3

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940 [X]

Amendment No. 5

Clarion Partners Real Estate Income Fund Inc.

(Exact Name of Registrant as Specified in Charter)

620 Eighth Avenue

New York, NY 10018

(Address of Principal Executive Offices)

(888) 777-0102

(Registrant’s Telephone Number, Including Area Code)

Jane Trust

Legg Mason & Co., LLC

620 Eighth Avenue

New York, NY 10018

(Name and Address of Agent for Service)

Copies to:

Rajib Chanda, Esq. David W. Blass, Esq. Benjamin C. Wells Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017	Robert I. Frenkel, Esq. Legg Mason & Co., LLC 100 First Stamford Place, 6th Floor Stamford, CT 06902	Michael J. Choate, Esq. Proskauer Rose LLP 70 W. Madison Street Suite 3800 Chicago, IL 60602

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-228963 and 811-23408) of Clarion Partners Real Estate Income Fund Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of revising Part C of the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

Financial Statements

Part A: Financial Highlights

Part B: The audited financial statements, including the notes thereto, contained in the Fund’s Annual Report for the period ended December 31, 2019 are hereby incorporated by reference.

Exhibits

(a)(1)	Articles of Incorporation(2)

(a)(2)	Articles of Amendment and Restatement(2)

(a)(3)	Articles Supplementary(2)

(b)(1)	Bylaws(2)

(b)(2)	Amended and Restated Bylaws(2)

(c)	Not Applicable

(d)	Registrant’s Articles of Incorporation are incorporated herein by reference

(e)	Form of Dividend Reinvestment Plan(2)

(f)	Not Applicable

(g)(1)	Form of Investment Management Agreement between the Registrant and Legg Mason Partners Fund Advisor, LLC (“LMPFA”)(2)

(g)(2)	Form of Investment Sub-Advisory Agreement between the Registrant, LMPFA and Clarion Partners, LLC(2)

(g)(3)	Form of Securities Sub-Advisory Agreement between the Registrant, LMPFA, the Clarion Partners, LLC and Western Asset Management Company, LLC(2)

(h)(1)	Form of Distribution Agreement(2)

(h)(2)	Form of Dealer Agreement(2)

(i)	Not Applicable

(j)(1)	Custodian Services Agreement with the Bank of New York Mellon, dated January 1, 2018(2)

(j)(2)	Amendment No. 2 to the Custodian Services Agreement, dated January 1, 2018, dated March 13, 2019(2)

(k)(1)	Administration Agreement with The Bank of New York Mellon, dated January 1, 2018(2)

(k)(2)	Amendment No. 3 to the Administration Agreement, dated January 1, 2018, dated June 6, 2019(2)

(k)(3)	Fund Accounting Services Agreements between the Registrant and The Bank of New York Mellon dated January 1, 2018

(k)(4)	Amendment No. 3 to the Fund Accounting Services Agreement, dated January 1, 2018, dated May 23, 2019

(k)(5)	Services Agreement with DST Asset Manager Solutions, Inc. dated June 6, 2019(2)

(k)(6)	Form of Real Estate Administrative Services Agreement between the Registrant and The Bank of New York Mellon, dated June 6, 2019(2)

(k)(7)	Expense Limitation Arrangement(2)

(l)	Opinion and Consent of Venable LLP(2)

(m)	Not Applicable

(n)	Consent of Independent Registered Public Accounting Firm(2)

(o)	Not Applicable

(p)	Subscription Agreement(2)

(q)	Not Applicable

(r)(1)	Code of Ethics of the Registrant and LMPFA (2)

(r)(2)	Code of Ethics of Clarion Partners, LLC(2)

(r)(3)	Code of Ethics of Western Asset Management Company, LLC(2)

(s)	Power of Attorney(2)

(1)	Filed herewith
(2)	Previously filed

Item 26.	Marketing Arrangements

See Distribution Agreement, filed as Exhibit (h)(1), and Dealer Agreement, filed as Exhibit (h)(2).

Item 27.	Other Expenses of Issuance and Distribution

Not applicable.

Item 28.	Persons Controlled by or Under Common Control

None.

Item 29.	Number of Holders of Securities

The following table shows the number of holders of securities of the Registrant as of March 31, 2020.

Title of Class	Number of Record Holders
Class S Shares	1
Class T Shares	48
Class D Shares	17
Class I Shares	28

Item 30.	Indemnification

Maryland law permits a Maryland corporation to include a provision in its charter eliminating the liability of its directors and officers to the corporation and its shareholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment as being material to the cause of action. The Registrant’s Charter contains a provision that eliminates its directors’ and officers’ liability to the maximum extent permitted by Maryland law and the 1940 Act.

The Registrant’s Charter and its Bylaws require it, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer of the Registrant or any individual who, while a director or officer of the Registrant and at the request of the Registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, member or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding, without requiring a preliminary determination of the ultimate entitlement to indemnification. The Registrant’s Charter also permits it to indemnify and advance expenses to any individual who served any predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or any predecessor of the Registrant. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a Maryland corporation (unless its charter provides otherwise, which the Registrant’s Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party to, or witness in, by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. A Maryland corporation may not indemnify a director or officer who has been adjudged liable in a suit by or in the right of the corporation or in which the director or officer was adjudged liable to the corporation or on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The Registrant maintains insurance on behalf of any person who is or was an independent director, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Adviser

The descriptions of LMPFA, Clarion Partners and Western Asset under the caption “Management of the Fund” in the prospectus and Statement of Additional Information of this Registration Statement are incorporated by reference herein. Information as to the directors and officers of the LMPFA, Clarion Partners and Western Asset, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the LMPFA, Clarion Partners and Western Asset in the last two years, is included in their respective applications for registration as an investment adviser on Form ADV (File Nos. 801-66785, 801-16611 and 801-08162, respectively) filed under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Item 32.	Locations of Accounts and Records

The accounts and records of the Registrant are maintained at the office of the Registrant at 620 Eighth Avenue, New York, New York 10018.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

(1) The Registrant undertakes to suspend the offering of its shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2) Not applicable.

(3) Not applicable.

(4) The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5) The Registrant hereby undertakes:

(a) for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of the registration statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 13th day of May 2020.

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

By:	/s/ Jane E. Trust
	Name:	Jane E. Trust
	Title:	Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this amendment to the Registration Statement has been signed by the following persons on the 13th day of May 2020 in the capacity indicated.

Signature	Title

/s/ Jane E. Trust Jane E. Trust	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/s/ Christopher Berarducci Christopher Berarducci	Principal Financial Officer and Treasurer (Principal Financial and Accounting Officer)

/s/ Robert D. Agdern*	Director
Robert D. Agdern

/s/ Carol L. Colman*	Director
Carol L. Colman

/s/ Daniel P. Cronin*	Director
Daniel P. Cronin

/s/ Paolo M. Cucchi*	Director
Paolo M. Cucchi

/s/ William R. Hutchinson*	Director
William R. Hutchinson

/s/ Eileen A. Kamerick*	Director
Eileen A. Kamerick

/s/ Nisha Kumar*	Director
Nisha Kumar

*By:	/s/ Jane E. Trust
Jane E. Trust
As Attorney-in-Fact

The original power of attorney authorizing Jane Trust, Robert I. Frenkel and George P. Hoyt to execute this Registration Statement, and any amendments thereto, for the directors of the Registrant on whose behalf this Registration Statement has been executed and is filed as an Exhibit.